TANZANIAN GOLD CORPORATION

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”), our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Wiklow Corporate Services Inc.

2751 Graham Street

Victoria, BC  V8T 3Z1

As an alternative to receiving these financial statements and MD&A by mail, you may view them on our profile on SEDAR at www.sedar.com.

The undersigned shareholder hereby elects to receive:

☐A. Please send me the annual financial statements and MD&A.

☐B. Please send me the interim financial statements and MD&A.

☐C. Please send me both A and B.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a registered and/or beneficial holder of shares of Tanzanian Royalty Exploration Corporation.

Signature

Name (Please Print)

Address

(include postal code)

Date

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail as the following address:

E-mail address

Meeting Date: February 25, 2022